

February 19, 2014

Via E-mail
Roger F. Millay
Chief Financial Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022

      Re: Towers Watson & Co.
              Form 10-K for the Fiscal Year Ended June 30, 2013
              Filed August 15, 2013
              File No. 001-34594

Dear Mr. Millay:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Acument Global Technologies, Inc., page 17

1.   We note your disclosure that Acument seeks to recover an unspecified amount comprised primarily of loss of principal, investment losses, fees paid for consulting services, and attorney's fees. Please tell us whether Acument is seeking to recover lost opportunity costs. If Acument is seeking to recover such costs, please disclose this in future Exchange Act periodic reports. Refer to Item 103 of Regulation S-K.

2.   We note your disclosure that no material loss is probable in excess of amounts currently accrued related to the Acument Global Technologies legal proceedings. If it is reasonably possible that an additional loss may be incurred, please disclose an estimate of the possible loss or range of loss in excess of amounts currently accrued, or a statement that such an estimate cannot be made, in your next filing.

3. In addition, please tell us the amount you have accrued in your financial statements for the Acument Global Technologies, Inc. litigation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison at (202) 551-3466 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief